

St. Jude
RESOURCES LTD.

www.stjudegold.com

ST. JUDE RESOURCES LTD. (Symbol: SJD - TSX.Venture)

#200, 5405 - 48th Avenue, Delta, BC V4K 1W6 Canada • Phone: 604.940.6565 • Fax: 604.940.6566

December 1, 2004

04046696

SUPPL

Office of International Corporate Finance
Securities and Exchange Commission
450 - 5th Street N.W.
Washington, D.C.
U.S.A. 20549

Dear Sirs:

RE: U.S. Secondary Trading: Exemption under Rule 12g3-2(b)
File Number: 82 - 4014

Following the implementation of the SEDI system (System for Electronic Disclosure by Insiders) in June 2003, we have generated and enclosed copies of the Summary Reports of the most recent insider transactions to update your records for the following insiders:

- Michael A. Terrell (period: November 23 - 30, 2004);
- Todd McMurray (period: October 2 - November 19, 2004).

We trust the enclosed is in order and remain,

Yours very truly,

ST. JUDE RESOURCES LTD.
PER:

MICHAEL A. TERRELL,
President

/mjh
enclosure

PROCESSED

DEC 17 2004

THOMSON
FINANCIAL

Insider transaction detail - View details for insider

Transactions sorted by : Insider
Insider family name : TERRELL (Starts with)
Given name : Michael A. (Starts with)
Transaction date range : November 23, 2004 - November 30, 2004
Issuer industry classification: Junior natural resource - mining

Insider name: TERRELL, Michael A.

Legend: O - Original transaction, A - First amendment to transaction, A` - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning: The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Issuer name: St. Jude Resources Ltd.

Insider's Relationship to Issuer: 4 - Director of Issuer

Security designation: Common Shares Class "A"

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
362670	2004-11-25	2004-12-01	Indirect Ownership : Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+500	1.7000	789,790						

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Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
362671	2004-11-26	2004-12-01	Indirect Ownership : Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+1,000	1.7000	790,790						
362672	2004-11-26	2004-12-01	Indirect Ownership : Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+5,000	1.8000	795,790						
362673	2004-11-29	2004-12-01	Indirect Ownership : Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+1,700	1.7000	797,490						
362674	2004-11-29	2004-12-01	Indirect Ownership : Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+2,000	1.7500	799,490						
362675	2004-11-30	2004-12-01	Indirect Ownership : Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+2,000	1.7500	801,490						

2004-12-01 18:04 ET

Insider transaction detail - View details for insider

Transactions sorted by : Insider
Insider family name : McMURRAY (Starts with)
Given name : Todd (Starts with)
Transaction date range : October 2, 2004 - November 19, 2004
Issuer industry classification: Junior natural resource - mining

Insider name: McMurray, Todd

Legend: O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, A'' - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning: The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Issuer name: St. Jude Resources Ltd.

Insider's Relationship to Issuer: 5 - Senior Officer of Issuer

Security designation: Common Shares Class "A"

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
362652	2004-11-17	2004-12-01	Direct Ownership :	10 - Acquisition or disposition in the public market	-2,000	1.6000	58,000						

-1-

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
362657	2004-11-18	2004-12-01	Direct Ownership :	10 - Acquisition or disposition in the public market	-10,000	1.7800	48,000						
362659	2004-11-19	2004-12-01	Direct Ownership :	10 - Acquisition or disposition in the public market	-6,000	1.9500	42,000						

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